The Board of Directors
Euronet Services Inc.:

We consent to incorporation by reference in the registration statement on Form S-8 of Euronet Services Inc. of our report dated February 3, 1997, relating to the consolidated balance sheets of Euronet Holding N.V. and subsidiaries as of December 31, 1996, 1995 and 1994 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years ended December 31, 1996 and 1995 and for the period from June 22, 1994 (inception) through December 31, 1994, which report appears on the registration statement on Form S-1 (File No. 333-18121) of Euronet Services Inc.


KPMG Polska Sp. z.o.o.

    Warsaw, Poland

    April 1, 1997